Office of the Corporate Secretary

Post Office Box 26765
Richmond, Virginia 23261

4 North Fourth Street
July 15, 2010	Richmond, Virginia 23219

Tel (804) 788-1812
VIA EDGAR	Fax (804) 788-1804

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Anne Parker
Branch Chief, Division of Corporation Finance

Re:	Massey Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed April 30, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-07775

Dear Ms. Parker:

I am writing to follow up on the conversation Eric Tolbert, our Vice President and Chief Financial Officer, had with Jenifer Gallagher of the Staff. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter dated July 2, 2010 regarding the Staff’s comments to Massey Energy Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and Definitive Proxy Statement on Schedule 14A.

Following his discussion with Ms. Gallagher, we request an extension to respond no later than August 6, 2010.

We appreciate your cooperation. Please direct any questions to the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan
Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Jenifer Gallagher
Kimberly Calder
Karl Hiller
John Coleman
Tracey McNeil
Eric Tolbert
David Carter